

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2025

Christian Sedor
Chief Accounting Officer
Arhaus, Inc.
51 E. Hines Hill Road
Boston Heights OH 44236

> **Re: Arhaus, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-41009**

Dear Christian Sedor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Years Ended December 31, 2024 and December 31, 2023, page 51

1.   We note the 1.3% increase in net revenue reflects a decrease in comparable growth and an increase from newly opened showrooms. To the extent possible, please discuss and quantify each material factor causing the change, including changes that offset one another. Refer to Item 303 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services